SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-7614	E-MAIL ADDRESS ELEWANDOWSKI@STBLAW.COM

VIA EDGAR	February 9, 2021

Re:	Acceleration Request for Apria, Inc.

Registration Statement on Form S-1 (File No. 333-252146)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abby Adams, Esq.

Laura Crotty, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Apria, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 2:00 p.m., Washington, D.C. time, on February 10, 2021, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-7614 with any questions.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski